SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                     RYANAIR GUARANTEES NO FUEL SURCHARGES

Ryanair today (Tuesday, 11th May 2004) guaranteed that there would be no fuel surcharges or price rises for Ryanair passengers this year.

Speaking this afternoon, as British Airways and Qantas became the first of the high fare carriers to introduce fuel surcharges, Ryanair Chief Executive, Michael O'Leary, said:

        "As usual, the first instinct of BA and other high fare airlines is to gouge passengers. It is unfair that passengers who have already bought and paid for tickets should now have to pay surcharges, after all British Airways didn't offer these passengers refunds when fuel prices were falling over the past 5 years.

        "At Ryanair, we believe that the low fare you pay is all you should pay, and we guarantee that every passenger who books their summer holiday with Ryanair can do so free of any price rises or fuel surcharges.
        "At Ryanair, we believe in Low Prices - Today, Tomorrow and Forever. British Airways are just a bunch of Gougers!".


Ends.                         Tuesday, 11th May 2004

For reference:                Pauline McAlester ,
                              Murray Consultants
                              Tel: 00-353-1-4980300

Note to Editors:
On a day when flag carriers like British Airways are announcing increases to their already high air fares, Ryanair announced 50% off its lowest fares (Terms and conditions apply. See web site for details).


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 May 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director